August 6, 2004



Mr. Kenneth D. Cron
Computer Associates International, Inc.
One Computer Associates Plaza
Islandia, New York  11749

Dear Ken:

	I am writing to convey our thoughts regarding the shareholder proposal submitted by Amalgamated Bank Long View Collective Investment Fund for consideration at Computer Associates' August 25th shareholders meeting. As you are aware, clients of Private Capital Management have been investors in Computer Associates since June 2000. We currently hold voting authority over shares in excess of 10% of the company's outstanding stock.

	We agree in spirit with Amalgamated's concern. Since the company's policies specifically endeavor to link corporate performance to executive compensation, it is reasonable and appropriate to expect the Board to review remuneration achieved under false or misleading circumstances and take appropriate action. We, however, disagree with the concept of a mandatory recoupment policy and therefore plan to vote against the proposal.

	Given the company's difficult recent history, we are particularly concerned with the proposal's potentially deleterious impact on employee morale. The requirement to recoup "all such bonuses or awards to the extent that specified performance targets were not achieved" would imperil employee bonus payments that were not directly related to the historical accounting impropriety or were made to personnel who acted wholly in good faith. Such a policy would engender financial uncertainties for existing and prospective employees that do not exist at competing technology companies, impairing the company's ability to attract and retain the best personnel.

	We are also concerned that a mandatory recoupment policy could create a financial disincentive for senior executives to aggressively confront and correct inappropriate behavior, past, present or future. In contrast, we believe the Board should foster a culture that requires and rewards prompt, immediate and forthright disclosure.

      We understand that the Board intends to review the appropriateness of compensation paid to certain company officers and, upon reaching fact-based conclusions, will act in a fashion consistent with its fiduciary duties. Moreover, we believe that the Board has faithfully served shareholder interests during this recent period of difficulties. Therefore, we believe Amalgamated's mandatory recoupment proposal is unnecessary, unproductive and potentially damaging to shareholders' long-term interests.


							Best regards,

							Gregg J. Powers
							President